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KEVIN F. CAHILL

kevin.cahill@dechert.com
+1 949 442 6051 Direct
+1 949 681 8646 Fax
December 31, 2018

FILED VIA EDGAR CORRESPONDENCE

Ms. Valerie J. Lithotomos
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:                      FPA Funds Trust (the “Registrant”)

(File Nos. 33-79858 and 811-8544)

Dear Ms. Lithotomos:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that were provided to me by telephone on December 3, 2018 in relation to the staff’s review of Post-Effective Amendment No. 83 (“PEA No. 83”) to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933 Act, as amended, and Amendment No. 84 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”).  PEA 83 was filed on October 15, 2018, to add the FPA Flexible Fixed Income Fund (the “Fund”) as an additional series of the Registrant. Set forth below are the staff’s comments and the Registrant’s responses.

1.                                    Comment:  The staff believes that, pursuant to Rule 35d-1 under the 1940 Act, the use of the phrase “fixed income” in the name of the Fund requires that the Fund adopt and implement a policy to invest at least 80% of its assets in fixed-income instruments.

Response:  The Fund intends to adopt and implement such an 80% investment policy, pursuant to Rule 35d-1, and has added relevant disclosure to its prospectus and SAI. The Registrant notes that the 80% investment policy is a non-fundamental investment policy that may be changed by the Fund’s Board of Trustees without shareholder approval upon at least 60 days’ notice to shareholders.

December 31, 2018 Page 2

2.                                    Comment:  If the Fund has not adopted a plan of distribution pursuant to Rule 12b-1 of the 1940 Act and does not anticipate charging 12b-1 fees, consider removing the row for such fees from the fee table.

Response:  The Registrant believes that the current fee-table disclosure is consistent with the relevant requirements of Form N-1A.

3.                                    Comment:  Given that the Fund discloses that it may engage in short selling, consider whether it would be appropriate to include a line item in the fee table disclosing Fund expenses related to short selling.

Response:  The Registrant anticipates that any short selling activity would be sufficiently limited such that it would not be required to disclose any short selling related fees in the fee table.  Accordingly, the Registrant believes that the current fee-table disclosure is consistent with the relevant requirements of Form N-1A.

4.                                    Comment:  With respect to the expense limit agreement, please confirm whether there will be a recoupment provision by which the investment adviser may recover certain expenses previously waived or reimbursed to the Fund.  If so, please supplementally confirm that such recoupment provision will be limited to a three-year look back period.

Response:  The Registrant confirms the expense limit agreement will include a recoupment provision, and that such recoupment provision will be limited to a three-year look back period. In addition, the Fund has added relevant disclosure summarizing the relevant terms of the expense limit agreement.

5.                                    Comment:  Given that the Fund may invest up to 75% of its total assets in securities rated less than “A” (or its equivalent) by a nationally recognized statistical rating organization (“NRSRO”), please add more prominent disclosure in the first bullet list of the principal investment strategies sections, indicating that the Fund may invest in high-yield debt securities, also commonly referred to as “junk bonds.”

Response:  The Registrant has added relevant disclosure, consistent with the staff’s request above.

December 31, 2018 Page 3

6.                                    Comment:  Where 144A securities are first mentioned in each principal investment strategies section, please explain parenthetically what 144A securities are.

Response:  The Registrant has added relevant disclosure, consistent with the staff’s request above.

7.                                    Comment:  If the Fund anticipates investing more than 15% of its portfolio in various asset-backed securities (including various mortgage-backed securities), please supplementally explain how the Fund intends to comply with the current 15% limit on illiquid securities applicable to open-end investment companies.

Response:  The Registrant has adopted and implemented a liquidity risk assessment and management process by which it will observe the 15% illiquid investment maximum under Rule 22e-4.  In determining whether to classify a position as illiquid, the Registrant will consider, among other things, relevant market, trading and investment-specific considerations as well as market depth.  Based on an initial analysis, the Registrant anticipates that a sufficient number of investment opportunities will be available that will be deemed to be highly liquid, moderately liquid or less liquid within the meaning of Rule 22e-4 such that under normal circumstances the Fund will be able to pursue its investment objective without exceeding the 15% illiquid investment maximum under Rule 22e-4.

8.                                    Comment:  In the principal investment strategies section, the Fund indicates that the Fund’s 5% limitation with respect to its investment in options, futures, swaps, other derivatives, ETFs and securities sold short will not apply to the extent the Fund’s investment in such instruments is for hedging purpose.  Please consider revising this disclosure to clarify the reason(s) for this exclusion.

Response:  The Registrant has revised the relevant disclosure, consistent with the staff’s request above.

9.                                    Comment:  With respect to the Fund’s anticipated investments in debt instruments, does the Fund have a specific duration strategy?  If so, consider disclosing such a strategy.

Response:  The Registrant acknowledges the staff’s comment and notes that the Fund does not have any specific-duration-related investment strategies or restrictions that are

December 31, 2018 Page 4

not included in the current principal investment strategies disclosure. Accordingly, the Registrant believes that the current principal investment strategies disclosure is appropriately informative to shareholders and potential investors on this point.

10.                            Comment:  Consider whether including additional specific risk factors for commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS), asset-backed securities (ABS), collateralized loan obligations (CLOs) and  collateralized debt obligations (CDOs) would be appropriate.

Response:  The Registrant acknowledges the staff’s comment, and has revised and supplemented the Fund’s existing mortgage-related and asset-backed securities risk.

11.                            Comment:  Given that the Fund’s registration statement is dated to become effective on December 31, 2018, please update disclosure related to portfolio managers to reflect that each will begin his term as such on December 31, 2018.

Response:  The Registrant has updated the relevant disclosure, consistent with the staff’s request above.

12.                            Comment:  If the Fund may invest in emerging markets, consider whether emerging-markets disclosure should be added to the Fund’s principal investment strategies and risks sections.

Response:  The Fund may invest in emerging markets, but does not anticipate that such investment will be a principal investment strategy.  Accordingly, the Registrant believes that the Fund’s disclosure regarding potential investment in emerging markets in the Fund’s statement of additional information (“SAI”) is appropriate at this time.

13.                            Comment:  The Fund’s tax disclosure references a 24% withholding in certain circumstances.  Please supplementally confirm the source of authority for such a 24% withholding level.

Response:  The Registrant notes that the Fund has included the 24% backup-withholding disclosure (formerly 28% through Dec. 31, 2017) based on guidance from the Department of the Treasury, Internal Revenue Service issued in Publication 1281 (Rev. 8-2018), available at https://www.irs.gov/pub/irs-pdf/p1281.pdf.

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14.                            Comment:  Similar to relevant disclosure in the prospectus, please include prominent disclosure that high yield securities are also commonly referred to as “junk bonds.”

Response:  The Registrant has updated the relevant disclosure, consistent with the staff’s request above.

15.                            Comment:  If cybersecurity is considered a principal risk to the Fund, please consider adding this risk to Fund’s prospectus.

Response:  The Registrant acknowledges the staff’s comment, but respectfully believes that cybersecurity risks currently applicable to the Fund are appropriately disclosed in the SAI.

*                                        *                                        *                                        *                                        *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.  The Fund further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

Sincerely,

/s/ Kevin F. Cahill

Kevin F. Cahill

KFC